

03 APR 22 AM 7:21

17th April 2003

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, DC 20549



03022343

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



Tracey Bigmore
Manager, Company Secretariat

Enclosure

dlw 6/5

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	14:09 17 Apr 2003
Number	1740K

17th April, 2003

Directorate Changes

Morgan Crucible plc announces that one of its Directors, Bill Macfarlane has resigned from the Board today and will be leaving the Company immediately to pursue other business interests. In addition, Nigel Howard, the deputy CEO, has informed the Board of his intention to retire and leave the Company at the end of September 2003.

Bill Macfarlane joined Morgan in 1982 and had held various positions in the Company including the Chairman of the Carbon Division. He joined the Board in October 2002. Bill's responsibilities as Director of Market Development will be absorbed within Morgan's global businesses. Nigel Howard, has been with the Company since 1967 and been a Board member since 1992. It is not the Board's intention to find a replacement deputy CEO on his departure.

The Directors confirm that the outlook for the rest of the year remains in line with the Preliminary Statement made on 11 March 2003.

Dr. Bruce Farmer, Chairman, said: "Nigel and Bill have given excellent service to Morgan over many years, both contributing significantly to the globalisation of Morgan's product offering. We thank them for everything they have achieved and wish them a happy and healthy future."

Enquiries:

Dr Bruce Farmer, Chairman 01753 837214

Jon Coles, Brunswick 020 7404 5959
Harry Chathli

END